June 6, 2019

James B. Frakes
Chief Financial Officer
Aethlon Medical, Inc.
9635 Granite Ridge Drive, Suite 100
San Diego, California 92123

       Re: Aethlon Medical, Inc.
           Registration Statement on Form S-3
           Filed May 10, 2019
           File No. 333-231397

Dear Mr. Frakes:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed May 10, 2019

Cover Page

1. Please provide the disclosures required by Instruction 7 to Form S-3 General Instruction
       I.B.6.
Risk Factors, page 4

2.     Please include a risk factor to highlight the risk mentioned in Item
3.01 of your Form 8-K
       filed on May 8, 2019.
Incorporation of Certain Information by Reference, page 48

3. We note that you filed a Form 8-K on May 8, 2019. Please ensure that you specifically incorporate this filing by reference into your registration statement. When amending your
 James B. Frakes
Aethlon Medical, Inc.
June 6, 2019
Page 2
      Form S-3, consider including a statement to the effect that all filings that you file pursuant to the Exchange Act "after the date of the registration statement and prior to effectiveness of the registration statement" shall be deemed to be incorporated by reference into the prospectus.
Exhibits

4. Please have counsel provide an opinion as to the legality of the debt securities, warrants, and units as required by Item 601(b)(5) of Regulation S-K. In this regard, we note that counsel has only opined that the securities will be duly authorized. For guidance, refer to
      Section II.B.1 of Staff Legal Bulletin No. 19 (October 14, 2011).
5. Please have counsel file a legal opinion that does not exclude or "carve out" relevant law, including relevant contract law. In this regard, we note that counsel has limited its legal opinion to the "general corporate" laws of the State of Nevada and that you have not yet specified the relevant governing jurisdiction pursuant to section 14.04 of the Form of
      Indenture filed as exhibit 4.4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Thomas Jones at 202-551-3602 or Heather Percival, Senior Attorney, at
202-551-3498 with any questions.



                                                             Sincerely,
FirstName LastNameJames B. Frakes
                                                             Division of
Corporation Finance
Comapany NameAethlon Medical, Inc.
                                                             Office of
Electronics and Machinery
June 6, 2019 Page 2
cc:       Julie Robinson, Esq.
FirstName LastName